CERTIFICATE OF AMENDMENT

                       OF THE CERTIFICATE OF INCORPORATION

                                       OF

                          PRIDE AUTOMOTIVE GROUP, INC.


     PRIDE AUTOMOTIVE GROUP, INC. (the ACorporation@) a corporation duly organized and existing by virtue of the Delaware General Corporation Law, whose Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 20, 1995,

DOES HEREBY CERTIFY:

     FIRST: That by written consent of the directors and a majority of the shareholders of the Corporation, the Corporation adopted a resolution setting forth a proposed amendment to the Certificate of Incorporation of the Corporation declaring said amendment to be advisable and directing that such amendment be submitted to a majority of the shareholders of the Corporation for consideration thereof.

     SECOND: The Articles of Incorporation of the Corporation are hereby amended to effect a change in the corporate name of the Corporation so that Article 1 of the Certificate of Incorporation should read as follows:

         "1. The name of the Corporation (hereinafter referred to as the "Corporation") is DME Interactive Holdings, Inc".

     THIRD: That thereafter, pursuant to resolution of its Board of Directors, the holders of a majority of the outstanding Common Stock of the Corporation (the only class of capital stock of the Corporation) entitled to vote thereon approved such amendment by executing a written consent in accordance with
Section 228 of the Delaware General Corporation Law.

     FOURTH: This Certificate of Amendment of the Articles of Incorporation was duly adopted by in accordance with the provisions of Section 242 of the Delaware General Corporation Law.


     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Articles of Incorporation to be executed by its President this 18th day of June, 1999.

By: /S/ DARIEN DASH
    ---------------
    Darien Dash
    President